                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 1999

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from........................to........................
Commission file number..........................................................

A.       Full Title of the Plan and the address of the Plan:

                            GENERAL CABLE CORPORATION
                           RETIREMENT AND SAVINGS PLAN

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076


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                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          GENERAL CABLE CORPORATION
                                          RETIREMENT AND SAVINGS PLAN


Date: June 29, 2000                       By: /s/ Robert J. Siverd
                                             -----------------------------------
                                          Name:  Robert J. Siverd
                                          Title: Member, Retirement Plan Finance
                                                 Committee




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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in Registration Statement No. 333-31865 of General Cable Corporation on Form S-8 of our report dated June 16, 2000, appearing in this Annual Report on Form 11-K of General Cable Corporation Retirement and Savings Plan for the year ended December 31, 1999.



Deloitte & Touche LLP
Cincinnati, Ohio
June 29, 2000


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       GENERAL CABLE
       CORPORATION RETIREMENT
       AND SAVINGS PLAN
       Financial Statements for the Years Ended
       December 31, 1999 and 1998 and Supplemental
       Schedule as of December 31, 1999 and
       Independent Auditors' Report

GENERAL CABLE CORPORATION RETIREMENT AND SAVINGS PLAN

TABLE OF CONTENTS

--------------------------------------------------------------------------------

                                                                                                 PAGE

INDEPENDENT AUDITORS' REPORT                                                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits, December 31, 1999 and 1998                     2

   Statements of Changes in Net Assets Available for Benefits for the Years
     Ended December 31, 1999 and 1998                                                              3

   Notes to Financial Statements                                                                   4

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment (Schedule
       H, Part IV, Line 4i of Form 5500),                                                          9

SUPPLEMENTAL SCHEDULES OMITTED

Certain of the Plan's assets are invested in the General Cable Corporation Trust ("Master Trust"). Therefore, the schedule of investments held at December 31, 1999 has been certified by the Master Trustee and is separately filed with the Department of Labor. Other supplemental schedules not filed herewith are omitted because of the absence of conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.


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INDEPENDENT AUDITORS' REPORT


General Cable Corporation Retirement and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Corporation Retirement and Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Deloitte & Touche LLP
Cincinnati, OH
June 16, 2000



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GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------


                                          1999          1998

ASSETS:
  Investment in General Cable
    Corporation Trust (Notes 1,2,4)   $73,896,823   $63,526,222
  Contributions receivable (Note 3)       234,350       194,840
  Loans to participants (Note 1)        1,938,218     2,615,782
                                      -----------   -----------
           Total assets                76,069,391    66,336,844
                                      -----------   -----------

LIABILITIES: Payable to
  participants                            277,967
                                      -----------   -----------

NET ASSETS AVAILABLE
  FOR BENEFITS                        $75,791,424   $66,336,844
                                      ===========   ===========

See notes to financial statements.



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GENERAL CABLE CORPORATION RETIREMENT
AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

                                                1999          1998
INCREASES:
  Contributions (Note 1):
    Employee                                  $ 3,434,360   $ 3,157,854
    Employer                                    2,393,411     2,075,209
    Other                                         352,543       575,969
                                              -----------   -----------
           Total                                6,180,314     5,809,032
                                              -----------   -----------
Equity in net earnings of the General Cable
  Corporation Trust (Notes 1,2,4)              12,900,039     7,303,957
  Interest income                                                 6,920
                                              -----------   -----------
           Total increases                     19,080,353    13,119,909
                                              -----------   -----------

DECREASES:
  Distributions to participants (Note 3)        9,615,311     9,366,986
  Other disbursements                              10,462        44,485
                                              -----------   -----------
           Total decreases                      9,625,773     9,411,471
                                              -----------   -----------

INCREASE IN NET ASSETS
 AVAILABLE FOR BENEFITS                         9,454,580     3,708,438

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                            66,336,844    62,628,406
                                              -----------   -----------

  End of year                                 $75,791,424   $66,336,844
                                              ===========   ===========

See notes to financial statements





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                      GENERAL CABLE CORPORATION RETIREMENT
                                AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1.    PLAN DESCRIPTION

      The assets of the Plan are maintained in the General Cable Corporation Trust ("Master Trust"). The following brief description of the Plan is provided for general information only. Participants should refer to the Summary Plan Description for more information.

      GENERAL - The General Cable Corporation Retirement and Savings Plan (the "Plan") is a defined contribution plan of General Cable Corporation (the "Company") consisting primarily of the following components: the Savings Account which accumulates the participant's share of the trust funds attributable to participant contributions (after tax contributions and before tax deferrals); the Retirement Account which accumulates the participant's share of the trust funds attributable to the Company's discretionary contributions allocated to participants based on compensation; Matching Contribution Account which accumulates the participant's share of the trust funds attributable to Company matching contributions; the Retirement Rollover Account which represents the participant's share of the trust funds attributable to the rollover of their accrued benefits under former retirement plans; and the Pre-Spinoff Account which maintains the participant's share in the trust fund attributable to Company contributions made to plans prior to the spinoff from American Premier Underwriters, Inc. in July 1992.

      The Reliance Trust Company ("Reliance") became the Trustee of the Plan effective January 1, 1999 replacing The Wilimington Trust Company ("Wilmington").

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Generally, employees of the Company or a participating company as defined by the Plan, other than those included in a collective bargaining unit and covered by an agreement between the Company and such unit, are eligible to participate in the Plan upon completion of one month of service. Participation in the Plan is voluntary as to the Savings Account and automatic as to the Matching Contribution and Retirement Accounts. Separate participant accounts are maintained and participants can choose from several investment funds within the Master Trust.

      The Plan also has a Loan Fund from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or 100% of the participant's vested Savings Account, Rollover Contribution Account, and Matching Contribution Account, not to exceed $50,000.

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      The interest rate on loans outstanding at December 31, 1999 ranges from 7%
      to 10% and the loans mature from January, 2000 to August, 2009. The interest rate on loans outstanding at December 31, 1998 ranged from 7% to 10% and the loans matured from 1998 to 2008.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      - Investments are generally valued on the basis of the quoted market value.

      -     Security transactions are recorded on the trade date.

      -     Income from investments is recognized when earned.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      RECLASSIFICATIONS - The Plan has adopted Statement of Position 99-3 "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Disclosure Matters." As a result, reclassification of the prior year financial statements has been made to eliminate the by-fund disclosure of participant - directed investments.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - The Company may elect to make a Retirement Account contribution to Plan participants who have reached one year of service. The Retirement Account contribution, which totaled $1,585,251 and $1,379,396 for the years ended December 31, 1999 and 1998, respectively, is determined at the discretion of the Board of Directors. The Retirement Account contribution is allocated to participants based on the participant's total compensation (wages, salaries and other amounts paid for personal services actually rendered, periodic continuation payments, any amounts paid in lieu of unused vacation days, and short-term disability payments).

      Employees who are eligible to participate in the Plan may make a before-tax Savings Account contribution up to 13% of their compensation subject to an overall limitation. The Company may elect to match a percentage of each participant's before tax compensation contribution to the Savings Account. This matching contribution percentage is determined at the discretion of the Board of Directors. Company matching contributions totaled $808,160 and $695,813 for the years ended December 31, 1999 and 1998, respectively. In addition, participants may make unmatched contributions up to 10% of their compensation on an after-tax basis which is also subject to an overall limitation. The increase or decrease in the net assets of the Plan is allocated on the basis of participant account balances in each of the funds.

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      ROLLOVERS - A participant may at any time make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution" as defined in the Internal Revenue Code is provided and the rollover does not impose a substantial administrative burden on the Plan.

      VESTING - Participants' contributions are fully vested. The Company's matching contributions are vested based upon completed years of service (as defined by the Plan) as follows:


                                                       VESTED
COMPLETED YEARS OF SERVICE                           PERCENTAGE

Less than 1                                                   0 %
1 but less than 2                                            25 %
2 but less than 3                                            50 %
3 but less than 4                                            75 %
4 or more                                                   100 %



      The Company's contributions to a participant's Retirement Account and pre-spinoff Company Retirement Account contributions included in the prior plan accounts become vested based on their completed years of service (as defined by the Plan) as follows:


                                                       VESTED
COMPLETED YEARS OF SERVICE                           PERCENTAGE

Less than 3                                                   0 %
3 but less than 4                                            20 %
4 but less than 5                                            40 %
5 but less than 6                                            60 %
6 but less than 7                                            80 %
7 or more                                                   100 %



      In the event of death, disability, attainment of age 65, or attainment of age 55 and five years of service, Company contributions become fully vested.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's vested account balance less any amount necessary to repay participant loans may be distributed to the participant, or in the case of death, to a designated beneficiary, in a lump-sum distribution, or, if hired prior to July 1, 1994, by purchase of a single life or joint and survivor annuity, by transfer to the Company's Retirement Income Guarantee Plan (a defined benefit plan) to be paid from such plan in the form as may be available under such plan, or other method as defined in the Plan. The distribution is made as soon as practicable following the participant's termination of employment.

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      WITHDRAWALS - The portion of a participant's account attributable to participant pre-tax contributions and vested pre-spinoff matching contributions may be withdrawn at any time without penalty once the participant has attained the age 59-1/2. Participant after-tax contributions may be withdrawn up to two times per year. Certain other account balances may be withdrawn prior to termination of employment if the participant qualifies for financial hardship, as defined by the Plan. However, in no event is a participant permitted to withdraw any portion (whether or not vested) of their Retirement Account or their Retirement Rollover Account prior to termination of employment.

      Net assets available for benefits include amounts allocated to accounts of persons who have withdrawn from participation in the Plan of $57,411 at December 31, 1999.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions which are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan's investment in the Master Trust consists of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with Reliance as trustee in 1999 and Wilmington as trustee in 1998. The assets of the Company's two defined contribution plans are commingled for investment purposes; however, the trustee accounts for changes in net assets of the Master Trust for each plan.

      The Master Trust is presented at fair value based on the market value of the investments of the Master Trust. Market values are generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments is recognized when earned. The cost of investments sold is determined by the average cost method.

      Net assets and changes in net assets of the Master Trust are:


                                DECEMBER 31,  DECEMBER 31,
NET ASSETS, AT FAIR VALUE           1999          1998

Corporate common stocks         $ 3,239,774   $ 2,510,053
Mutual and money market funds    76,117,105    64,636,542
                                -----------   -----------
           Total net assets     $79,356,879   $67,146,595
                                ===========   ===========

                                          YEAR ENDED       YEAR ENDED
                                          DECEMBER 31,    DECEMBER 31,
CHANGES IN NET ASSETS                        1999            1998

Deposits by participating plans          $  7,540,194    $  6,696,513
Withdrawals by participating plans         (9,174,721)     (9,300,671)
Interest and dividends                      2,463,081       3,082,175
Increase from investment activities        11,381,730       4,598,422
                                         ------------    ------------
Total change in net assets               $ 12,210,284    $  5,076,439
                                         ============    ============
Plan's investment in Master Trust as a
  percent of total                              93.12%          94.61%
                                         ============    ============



        Equity in the net earnings of the Master Trust is allocated to participating plans and participants daily.

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained its latest determination letter on April 6, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                   * * * * * *


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